EXHIBIT 99.3

THE ECONOMIC TIMES ONLINE, FRIDAY, NOVEMBER 16, 2001
GOVT TO OPEN UP OVERSEAS TELEPHONY

OUR BUREAU, NEW DELHI

     NEXT financial year, the prices of international calls will go down drastically as the department of telecommunications has accepted all the recommendations of the Telecom Regulatory Authority of India on the opening up of international long distance service segment for competition.

     Trai's recommendations include unlimited competition, an entry fee of Rs25 crore, and a revenue sharing of 15 per cent.

     However, this would reduce the value of the incumbent monopoly operator VSNL, in which the government is disinvesting its equity. "We will come out with the final guidelines within four weeks," said union communications minister Pramod Mahajan.

     The ILD sector will be opened up for competition on April 1, 2002. As per the norms, the DoT had asked Trai to give recommendations on the guidelines for opening up of the sector. Trai submitted its recommendations on November 12.

     This is for the first time that the government has accepted all the recommendations of TRAI and that too within three days.

     The entry of Rs 25 crore for ILD operators is considered to be very low, especially when one compares it with the entry fee of Rs 100 crore for the National Long Distance (NLD) services. "The entry fee should be linked to the investments," said Mr Mahajan, defending Trai's recommendation of low entry fee.

     The investments in the ILD segment is very low compared to the investments in the NLD segment. For, NLD services, an operator has to lay nation wide network of optical fibre cable, while ILD services can be launched by setting up gateways and entering into agreements with the ILD providers.

     According to an estimate, the valuations of VSNL will go down by as much as 40 per cent. However, Mr Mahajan does not believe this. "This decision will have no impact on the valuations of VSNL," said Mahjan.

     He pointed out that VSNL is already in the business and a debt free company. Moreover, it has huge cash reserves. "Also we have to be honest to the people who are buying the company," said Mahajan.

     Trai's recommendations also envisage that the net worth of the ILD provider should be Rs 25 crore.